
March 10, 2011

Mr. John R. Buran
President and Chief Executive Officer
Flushing Financial Corporation
1979 Marcus Avenue
Lake Success, New York 11042

     Re: **Flushing Financial Corporation**
             Form 10-K for the Year Ended December 31, 2009
             Form 10-Q for the Quarterly Period Ended March 31, 2010
             Form 10-Q for the Quarterly Period Ended June 30, 2010
             Form 10-Q for the Quarterly Period Ended September 30, 2010
             File No.: 001-33013

Dear Mr. Buran:

     We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Hugh West
                    Branch Chief